UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company") dated July 19, 2010 announcing certain information related to the mandatory tender offer of the outstanding shares of Scorpion Offshore Ltd.

Attached hereto as Exhibit 99.2 is a press release announcing that the Company's ultra-deepwater semi-submersible rig West Orion commenced drilling operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: July 19, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited - Disclosure of acceptances related to the mandatory offer for outstanding shares in Scorpion

Hamilton, Bermuda, July 19, 2010 - Reference is made to Seadrill Limited's mandatory offer to purchase all outstanding shares in Scorpion Offshore Ltd. at NOK40.50 per share that expired on Friday, July 16, 2010. Seadrill has received acceptances for a total of 43,760,355 shares equaling approximately 48.7 percent of the total number of outstanding shares and votes in Scorpion Offshore Ltd. As such, Seadrill following completion of the offer period in total controls 88,771,206 shares, which represent approximately 98.8 percent of the outstanding shares and votes in Scorpion Offshore Ltd. Settlement for shares tendered, is scheduled to take place on July 21, 2010.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.2

SDRL - The ninth consecutive ultra-deepwater newbuild commences operations

Seadrill informs that the ultra-deepwater semi-submersible rig West Orion has commenced drilling operations for Petroleo Brasileiro S.A - Petrobras offshore Brazil. West Orion, which was delivered from Jurong Shipyard in Singapore on April 20 this year, arrived offshore Brazil in early July and has since the been preparing for start-up of operations. West Orion is chartered to Petrobras under a six-year contract for operations offshore Brazil.

Alf C Thorkildsen, Chief Executive Officer, says, "In April 2008, we entered into an agreement with Petrobras for operations of three ultra-deepwater rigs offshore Brazil. We are pleased to report that the third rig West Orion now has commenced operations in line with the agreed schedule. This strengthens our operational presence in one of the most important and promising regions for ultra-deepwater drilling."

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)